Michael A. Littman

Attorney at Law

P.O. Box 1839

Arvada, CO 80001

(720) 530-6184

malattyco@aol.com

November 10, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Jessica Livingston

Re: Blackstar Enterprise Group, Inc.

Amendment No. 5 to Registration Statement on Form S-1

Filed September 22, 2022
File No. 333-257978

Dear Ms. Livingston:

This letter is submitted by legal counsel to Blackstar Enterprise Group, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter dated October 27, 2022 relating to Amendment No. 5 to the Registration Statement on Form S-1 submitted to the Commission on September 22, 2022 (the “Registration Statement”). The text of the Staff’s comments has been included in this letter in bold and italics for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, the Company is also filing Amendment No. 6 (“Amendment No. 6”) to the Registration Statement. Amendment No. 6 has been revised to reflect the Company’s responses to the comments from the Staff and certain other updating and conforming changes. Capitalized terms used but not otherwise defined herein have the meanings ascribed thereto in Amendment No. 6.

Amendment to Form S-1 filed September 22, 2022

BlackStar Digital Trading Platform, page 38

1.	Refer to your responses to comment 2 and related comments in our letters dated December 28, 2021 and April 14 and June 27, 2022. In the last full paragraph on page 41, you state "Our BlackStar Electronic Fungible Shares are proposed to be traded on the blockchain on our BDTP TM and the rights and privileges to each shareholder of the electronic fungible shares is the same as any certificated common shares of the Company. . . . [T]he electronic fungible shares would be no different from DTCC held shares, except being traded in blockchain transactions. Trading on private blockchain technology is compatible with the existing trading system because it can be programmed to follow the same protocols and rules
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as every other approved trading system. The Broker Dealer will double-encrypt the customer data and send it to the BDTP TM platform, while freezing the data in the customer's account. There is no difference in how orders are currently sent to market makers or Exchanges, but the benefit of BDTP TM is that there are additional security features, a prohibition on short selling, and customer execution of their own order."

This disclosure implies that the electronic fungible shares will not be cleared through DTCC and is not consistent with your statements that the electronic fungible shares are the "same as DTCC eligible book-entry securities" and that you are not attempting to "tokenize" your common stock. Please reconcile your disclosure throughout and provide your analysis how the electronic fungible shares as currently described on pages 39-42 do not represent "tokenized" securities.

Response: Based upon the Staff’s comment, the Company has revised the disclosure on pages [38-42] to clarify that the electronic fungible shares will be cleared through its broker-dealer and DTCC. In addition, we respectfully advise the Staff that the disclosure on page [41] has been revised to provide the Company’s analysis as to how the electronic fungible shares do not represent “tokenized” securities.

Regulatory Challenges of our Business Concept (BDTP TM), page 44

2.	Refer to your response to comment 5. Please specify your timeframe for initiating the regulatory approval process or, if this is not yet known, discuss the factors you will consider in determining when to initiate this process.

Response: Based upon the Staff’s comment, the Company has revised the disclosure on page [44] to clarify the Company’s timeframe for initiating the regulatory approval process with the Commission.

Part II. Information Not Required In Prospectus

Item 16. Exhibits and Financial Statement Schedules

Exhibit 5.1 Legal Opinion, page 72

3.	Please refile the legal opinion as Exhibit 5.1 and include a hyperlink in the exhibit index.

Response: Based upon the Staff’s comment, we have refiled Exhibit 5.1 and included a hyperlink in the exhibit index.

******

We hope that the foregoing has been responsive to the Staff’s comments. If any additional information is required by the Staff or if you have any questions regarding the foregoing, please contact Michael Littman, counsel to the Company, at (720) 530-6184.

Sincerely,

/s/ Michael A. Littman

Michael A. Littman

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